Exhibit 12

Andrew Corporation
Ratio of Earnings to Fixed Charges and Preferred Stock
(In thousands, except per share amounts)

	As of or For the Year Ended September 30
	2002	2001	2000	1999	1998
Income from Continuing Operations
Before Income Taxes	13,070	101,392	129,139	52,134	161,449
Minority Interest (Income) Expense	(316)	(2,422)	1,981	(88)	(313)
Loss from Equity Investments	134	618	3,626	1,374	775
Fixed Charges	8,824	11,158	12,267	8,861	8,984

Adjusted Earnings	21,712	110,746	147,013	62,281	170,895
Fixed Charges
Interest Expense	5,079	7,413	8,862	5,329	6,060
Rent Expense(1)	3,745	3,745	3,405	3,532	2,924
Preferred Stock Dividend	—	—	—	—	—

Fixed Charges	8,824	11,158	12,267	8,861	8,984
Ratio of Earnings to Fixed Charges and Preferred Stock	2.5	9.9	12.0	7.0	19.0

(1)
Rent included in this computation consists of one-third of rental expense which Andrew believes to be a conservative estimate of the interest component of rent expense.